Exhibit 99.1

News Release

March 14, 2013

TELUS announces two-for-one stock split

Will enhance trading liquidity and improve share affordability

Vancouver, B.C. — TELUS announced today that its Board of Directors has approved a two-for-one stock split of the company’s outstanding common shares. Upon completion, the number of shares outstanding will double to approximately 653.6 million.

On April 16, 2013, TELUS shareholders will receive one additional share for each share owned on the record date of April 15, 2013, subject to completion and approval of regulatory filings with the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). TELUS common shares after the stock split are expected to commence trading on or about April 17, 2013 on the TSX and the NYSE.

Darren Entwistle, President and CEO, said “This two-for-one stock split builds on TELUS’ excellent track record in respect of shareholder friendly initiatives. Notably, it will enhance our share trading liquidity and improve the affordability of our shares for retail investors.”

TELUS’ shareholder friendly initiatives include:

•                  Exchanging on February 4, 2013 all of TELUS’ 151 million non-voting shares on a one-for-one basis into common shares, providing enhanced trading volumes and marketability with the common shares being listed on the New York Stock Exchange for the first time;

•                  Delivering on our dividend growth model, a three-year program to increase share dividends by approximately 10 per cent a year from 2011 through 2013. This growth model is supported by a long-term clear dividend payout guideline, which was recently increased 10 points to 65 to 75 per cent of prospective EPS; and

•                  Providing investors, at our shareholder meeting of May 9, with an update on our dividend growth model for the next three year period of 2014 through 2016.  Additionally, at the May 9 meeting, clarifying the company’s intentions with respect to a multi-year share repurchase program.

Additional information

TELUS shareholders, with or without a physical share certificate, do not need to take any action because the company has moved to a Direct Registration System (DRS). TELUS’ transfer agent, Computershare, will send registered common shareholders a DRS advice form, which will represent the additional number of common shares that they are receiving as a result of the stock split. This will allow shareholders to hold their additional common shares in a “book entry” form without having a physical share certificate issued.

Caution regarding forward looking statements

This news release contains statements about future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2013 annual targets and semi-annual dividend increases to 2013), qualifications and risk factors referred to in the fourth quarter 2012 Management review of operations and Management’s discussion and analysis in the other 2012 quarterly reports and 2011 annual report, and in other TELUS public disclosure documents and filings  with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). In addition, there can be no assurance that the Company will initiate a normal course issuer bid in 2013 or maintain its dividend growth model beyond 2013. The stock split is generally not expected to have unfavorable tax consequences to holders of shares in Canada or the United States. However, shareholders are cautioned to seek their own tax advice from their own tax advisors. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $10.9 billion of annual revenue and more than 13.1 million customer connections, including 7.7 million wireless subscribers, 3.4 million wireline network access lines, 1.4 million Internet subscribers and 678,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $300 million to charitable and not-for-profit organizations and volunteered 4.8 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of

Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For additional information, please contact:

Shawn Hall

TELUS Social and Media Relations

604-619-7913

shawn.hall@telus.com

Robert Mitchell

TELUS Investor Relations

647-837-1606

ir@telus.com